n.a. 10/7

09042483

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High St, 30th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High St (Address) Boston (City) Ma (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, M Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUDITH A. WILSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 12, 2013

Signature

CEO, FINOP, PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (the "Company"), a Delaware Limited Liability Company and a wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
August 25, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882

www.wolfandco.com

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2009

ASSETS

Cash and cash equivalents	$ 6,199,076
Commissions receivable	192,732
Deposit with clearing broker	100,000
Investment banking fees receivable	529,301
Other receivables	36,000
Due from related parties, non-interest bearing	3,033
Prepaid expenses and other current assets	165,112
Investments	108,855
Deposits	92,057
Property and equipment, net	36,173
Total assets	$ 7,462,339

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 78,102
Accrued compensation	913,335
Deferred rent	53,871
Deferred revenue	700,179
Other liabilities	55,032
Total liabilities	1,800,519
Member's equity	5,661,820
Total liabilities and member's equity	$ 7,462,339

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF INCOME

Year Ended June 30, 2009

Revenues:	
Investment banking revenues	$12,403,074
Trading and research commissions	84,439
Interest income	100,788
Other income	248,865
Total revenues	12,837,166
Expenses:	
Compensation and benefits for partners	5,582,814
Compensation and benefits for employees	2,627,895
Occupancy costs	696,404
Technology, communications and information processing	286,523
General and administrative expenses	402,264
Travel and entertainment	375,329
Professional fees	254,778
Office expense	135,386
Depreciation and amortization	47,782
Brokerage fees	43,113
Regulatory fees and expenses	49,818
Net realized and unrealized loss on investments	114,756
Total expenses	10,616,862
Net income	$ 2,220,304

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended June 30, 2009

Member's equity at June 30, 2008	$ 5,910,007
Net income	2,220,304
Distributions to member	(2,468,491)
Member's equity at June 30, 2009	$ 5,661,820

See accompanying notes to financial statements.

AMERICA'S GROWTH CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2009

Cash flows from operating activities:	
Net income	$ 2,220,304
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	47,782
Net realized and unrealized loss on investments	114,756
Changes in assets and liabilities:	
Commissions receivable	(45,714)
Investment banking fees receivable	973,324
Other receivables	5,346
Prepaid expenses and other current assets	26,720
Deposits	(230)
Accounts payable	(6,603)
Accrued compensation	(625,056)
Deferred rent	(23,943)
Deferred revenue	155,596
Other liabilities	(42,842)
Net cash provided by operating activities	2,799,440
Cash flows from investing activities:	
Due from related parties	48,577
Purchases of property and equipment	(23,986)
Net cash provided by investing activities	24,591
Cash flows from financing activities:	
Distributions to member	(2,468,491)
Net cash used in financing activities	(2,468,491)
Net increase in cash and cash equivalents	355,540
Cash and cash equivalents at beginning of year	5,843,536
Cash and cash equivalents at end of year	$ 6,199,076
Supplemental disclosure of noncash operating activity:	
Investment banking receivable in the form of investments	$ 379,301

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital LLC (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware and is a Limited Liability Company. America's Growth Capital Holdings, LLC (the "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking and limited trading services for its clients around the globe. Limited research activity was terminated in 2009.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Profit and loss arising from all investment transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Commission income and expenses associated with customers' securities transactions are reported on a settlement-date basis in the Company's financial statements.

Revenue Recognition

Investment banking revenues include retainer and success fees paid for providing merger-and-acquisition and financial restructuring advisory services as well as fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction is completed, and trading commissions are recorded on the settlement date.

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in order to execute its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Revenue derived from out-of-pocket expenses is recorded on a gross basis in investment banking revenues in the statement of income. Out-of-pocket expenses primarily consist of reimbursable travel expenses related to its investment banking business.

Income Taxes

The Company is a wholly-owned limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its parent, America's Growth Capital Holdings, LLC. The Company does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, the Company has many aspects of a pass-through entity, and income taxes are not presented in its statement of financial condition.

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2 years
Software	2 years
Furniture and fixtures	5 - 7 years

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (concluded)

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value. Market price observability is impacted by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued an interpretation that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. The interpretation prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in a tax return. In December 2008, the FASB provided for the deferral of the effective date of the interpretation for certain nonpublic enterprises. The Company has elected this deferral and, accordingly, will be required to adopt the provisions in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under existing guidance that requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of the interpretation will have a material impact on its financial position or results of operations.

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, it sets forth 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. (See Note 15.)

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

The Company clears its customer transactions through a clearing firm, Pershing LLC, on a fully-disclosed basis. Balances shown as commissions receivable represent amounts due in connection with the Company's normal transactions involving trading of securities and are held in a cash account for the benefit of the Company. As of June 30, 2009, the Company had amounts due from Pershing of $192,732.

As of June 30, 2009, the Company had amounts payable to Pershing of $40,533, which is included in accounts payable in the accompanying statement of financial condition. These payables represent amounts owed in connection with the Company's normal transactions involving trading securities.

4. INVESTMENT BANKING FEES RECEIVABLE

Included in investment banking fees receivable is an investment receivable of $379,301 to be received in the form of 53,310 Class A common shares of TeleCommunication Systems Inc. ("TSYS"). The net unrealized loss on investments in the statement of income includes an adjustment to the receivable for the change in the fair value of the shares since the date that the fees were earned and the receivable recorded.

5. DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.

6. INVESTMENTS (SECURITIES RECEIVED AS COMPENSATION)

At June 30, 2009, investments of $108,855 consist of non-marketable warrants in three private companies and one public company. The warrants were originally received as a portion of compensation earned on investment banking engagements. The changes in fair value of these investments is reported in the statement of income. See Note 8.

7 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2009:

Hardware	$ 284,057
Software	17,227
Furniture and fixtures	46,409
Leasehold improvements	45,636
	393,329
Less: accumulated depreciation and amortization	(357,156)
	$ 36,173

8. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2009:

	June 30, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Investments	$ -	$ -	$ 108,855	$ 108,855

FAIR VALUE MEASUREMENTS (concluded)

The fair value of warrants is generally calculated using the Black-Scholes option pricing model. This option pricing model requires input of assumptions including the volatility of the stock price of comparable companies, the contractual term of the warrant and the risk-free interest rate. Volatility is estimated using historical stock prices. The risk-free rate is based on the yield of a U.S. Treasury security with a term consistent with the warrant. The underlying stock is valued based on the closing market price of the stock or the stock of comparable companies, if the underlying stock is not publicly traded.

During 2009, the Company determined that the warrants in the one public company were worthless, based on management's analysis including the value of underlying stock and the exercise price of the warrants.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2008	$ 220,412
Net realized and unrealized gains (losses)	(111,557)
Balance as of June 30, 2009	$ 108,855
Change in net realized and unrealized gains (losses) for investments still held at June 30, 2009	$ (111,557)

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments which potentially subject the company to such risk include cash and cash equivalents, which may exceed insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate non-performance by its counterparties and the underlying financial statements do not include any reserves for such risks.

10. COMMITMENTS AND CONTINGENCIES

The Company leases its facility under an operating sublease agreement. The agreement is set to expire in 2011. Deferred rent liability, which is included in other liabilities on the accompanying statement of financial condition, represents the Company's policy of amortizing rent expense on a straight-line basis over the life of the lease rather than recognizing expense as cash payments are made.

Rental expense under the operating leases for the year ended June 30, 2009 was approximately $683,000, for which approximately $54,000 was accrued as deferred rent.

The Company also utilizes certain equipment under the terms of operating leases expiring through December of 2011.

The Company subleases a portion of its facility under certain sublease and license agreements which is set to expire September 2011. The total income earned under these agreements amounted to $125,256 for the year ended June 30, 2009 and is netted against occupancy expense in the statement of income.

Future minimum lease payments required under these operating lease agreements, net of sublease and license income, are as follows:

2010	$ 725,446
2011	636,626
2012	156,590
Total minimum lease payments	$ 1,518,662

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2009.

COMMITMENTS AND CONTINGENCIES (concluded)

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

From time to time, in the ordinary course of business, various legal claims may arise. GAAP requires the Company to accrue for losses it believes are probable and can be reasonably estimated. In the opinion of management, no such losses are accrued for in the Company's financial statements as of June 30, 2009 and 2008.

11. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2009, the Company had net capital of $4,642,493, which is $4,522,459 in excess of its required net capital of $120,034, and the Company's aggregate indebtedness to net capital ratio was 0.39 to 1.

12. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its employees. These transactions include short-term loans to employees. The Company has amounts due from related parties totaling $3,033 at June 30, 2009.

13. CUSTOMER CONCENTRATIONS

Transactions with nine (9) customers accounted for approximately sixty-eight percent (68%) of the Company's revenues for the year ended June 30, 2009.

14. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2009.

15. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 25, 2009, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

AMERICA'S GROWTH CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2009

Computation of net capital:

Total member's equity from statement of financial condition	$ 5,661,820
Less non-allowable assets:	
Investment banking fees receivable	529,301
Other receivables	36,000
Due from related parties, non-interest bearing	3,033
Prepaid expenses and other current assets	165,112
Investments	108,855
Deposits	92,057
Property and equipment, net	36,173
Total non-allowable assets	970,531
Less haircuts on securities	48,796
Net capital	$ 4,642,493

Computation of basic net capital requirement:

Minimum dollar net capital requirements of reporting broker-dealer	$ 100,000
Minimum net capital required (6-2/3% of aggregate indebtedness pursuant to Rule 15c3-1)	$ 120,034
Excess net capital	$ 4,522,459
Aggregate indebtedness	$ 1,800,519
Ratio: Aggregate indebtedness to net capital	0.39 to 1

See independent auditors' report.

AMERICA'S GROWTH CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)

Year Ended June 30, 2009

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 and the computation of net capital pursuant to Rule 15c3-1 contained herein.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of America's Growth Capital, LLC (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
August 25, 2009

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

AMERICA'S GROWTH CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended June 30, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882

www.wolfandco.com